February 21, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (206)377-2230

Kerry Killinger
Chief Executive Officer
Washington Mutual, Inc.
1301 Second Avenue
Seattle, Washington 98101

>   **Re: Washington Mutual, Inc.**
>   **Definitive 14A**
>   **Filed March 19, 2007**
>   **File No. 01-14667**

Dear Mr. Killinger:

We have reviewed your February 6, 2008 response to our comments of January 9, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis for excluding your EPS targets and the adjustments you make to those targets based upon the interest rate environment during the relevant period. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

>   Sincerely,

>   Christian N. Windsor
>   Special Counsel